UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
The Securities and Exchange Act of 1934
For the month of December 2010
Commission File Number: 001-34380

DUOYUAN GLOBAL WATER INC.
(Translation of registrant’s name into English)

No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

DUOYUAN GLOBAL WATER INC.
Form 6-K
On December 24, 2010, Duoyuan Global Water Inc.’s (the “Company”) public accounting firm, JBPB & Co. (formerly Grant Thornton (“GT Hong Kong”)), resigned as the Company’s accountants due to its merger of business with BDO Limited.
GT Hong Kong was engaged to audit the Company’s financial statements for the financial years ended December 31, 2008 and December 31, 2009. GT Hong Kong’s reports for such years did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. Additionally, during the Company’s two most recent fiscal years and any subsequent interim period, there were no disagreements with GT Hong Kong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of GT Hong Kong would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for the fiscal year ended December 31, 2009 or its report on the Company’s financial statements for the fiscal year ended December 31, 2008. Furthermore, none of the reportable events described under Item 16F of Form 20-F occurred within the fiscal years of the Company ended December 31, 2009 and December 31, 2008, or subsequently up to the date of JBPB & Co.’s resignation.
JBPB & Co. has reviewed this disclosure and furnished a letter addressed to the Securities and Exchange Commission stating that it concurs with the statements made by the Company in this Current Report on Form 6-K. This letter is furnished herewith as Exhibit 99.1.
Upon the recommendation of the Audit Committee of the Board of Directors of the Company, and as ratified and approved by the Board of Directors of the Company, Grant Thornton (“GT China”), the China member firm of Grant Thornton International , which is not affiliated with JBPB & Co., was engaged as the Company’s independent registered public accounting firm as of December 24, 2010.

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUOYUAN GLOBAL WATER INC.
By:	/s/ Wenhua Guo
	Name:	Wenhua Guo
	Title:	Chairman and Chief Executive Officer

Date: December 27, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter of JBPB & Co. to the U.S. Securities and Exchange Commission, dated December 24, 2010.